UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

Harley-Davidson, Inc.

(Exact Name of Registrant as Specified in Charter)

Wisconsin	1-9183	39-1382325
(State or Other Jurisdiction of Incorporation)	(Commission File No.)	(I.R.S. Employer Identification Number)

3700 West Juneau Avenue, Milwaukee, Wisconsin	53208
(Address of Principal Executive Offices)	(Zip Code)

Paul J. Jones (414) 342-4680
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒                    Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 - Conflict Minerals Disclosure

Items 1.01 and 1.02 Conflict Minerals Disclosure and Report; Exhibits

Conflict Minerals Disclosure

Harley-Davidson, Inc. is providing a Conflict Minerals Report as Exhibit 1.01 hereto, and it is publicly available at http://investor.harley-davidson.com/phoenix.zhtml?c=87981&p=irol-sec&locale=en_US&bmLocale=en_US.  Among other things, the Conflict Minerals Report includes a discussion of the company’s reasonable country of origin inquiry designed to provide a reasonable basis for us to determine the geographic source of tin, tantalum, tungsten, and gold in our products.

Section 2 - Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

HARLEY-DAVIDSON, INC.

By	/s/ Paul J. Jones	June 1, 2015
	Paul J. Jones	(Date)
Vice President, General Counsel & Secretary